SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Enhances IBM Lotus Sametime with Multiparty Audio and Video Using SCOPIA High Definition Conferencing Platform dated January 21, 2008.

     2. Press release re RADVISION Selected as Unified Visual Communications Company of the Year 2007 by Industry Analyst VC Insight dated January 29, 2008.

     3. Press release re RADVISION Receives INTERNET TELEPHONY(R) Magazine's 10th Annual Product of the Year Award dated January 31, 2008.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Enhances IBM Lotus Sametime with Multiparty Audio and
Video Using SCOPIA High Definition Conferencing Platform

Monday January 21, 8:00 am ET

RADVISION's SCOPIA Solution for IBM Lotus Sametime to be Demonstrated at IBM Lotusphere

ORLANDO, Fla. & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq:
RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that its SCOPIA Conferencing Platform will support IBM Lotus Sametime.

RADVISION's SCOPIA Conferencing Platform with SCOPIA Desktop will bring advanced conferencing capability to IBM's next generation unified communications and collaboration platform enhancing the instant messaging and conferencing capabilities of Lotus Sametime by enabling users to create and initiate multiparty audio and video conferences directly from within Lotus Sametime. By adding RADVISION's unique video and audio plug-in to Lotus Sametime, users can easily escalate Lotus Sametime instant messaging chat sessions into full multiparty audio and video sessions on their PC and extend those conferences to other devices such as room based video conferencing systems, 3G videophones or virtually any telephone available today.

SCOPIA Conferencing Platform's high definition capabilities allow mixed conferences of HD video systems, standard definition video systems and video from desktops in the same call without requiring all participants to downgrade to their common capabilities. Each user participates in the conference at the highest capability available to them. SCOPIA provides the most affordable and flexible platform in the market with support for HD, standard definition, desktop, and 3G in a single solution with pricing and capacity optimized for each conferencing application.

SCOPIA Desktop builds upon the technology of RADVISION's Click to Meet solution for Lotus Sametime with the enhanced HD and high performance media processing capabilities of the SCOPIA Conferencing Platform underneath. These new capabilities provide a high quality conferencing experience even with limited bandwidth applications when viewing multiple participants simultaneously within Sametime.

"Integrating the advanced media processing capabilities of the SCOPIA Conferencing Platform into Lotus Sametime brings another dimension of conferencing to the Sametime unified communications environment," said Bob Romano, Vice President Enterprise Marketing. "Now Sametime users can have mixed conferences with virtually any type of device including the latest High Definition products on the market without requiring any of those devices to sacrifice quality."

RADVISION will be demonstrating the SCOPIA Conferencing Platform for Lotus Sametime at the Lotusphere 2008 Product Showcase in Orlando - booth 302 opening today.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners. IBM, Lotus and Sametime are trademarks of International Business Machines Corporation in the United States, other countries or both.

Contact:
Corporate:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION Ltd.

RADVISION Selected as Unified Visual Communications Company of the Year 2007 by Industry Analyst VC Insight

Tuesday January 29, 9:15 am ET

RADVISION Wins Awards from VC Insight; SCOPIA(R) Desktop and the SCOPIA V5.5 Portfolio Recognized as Some of the Best New Video Conferencing Products of the Year 2007

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN -
News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that the company and its products have received a series of awards from leading industry analyst Videoconferencing (VC) Insight.

RADVISION was chosen as VC Insight's "Unified Visual Communications Company of the Year 2007." In the award selection, VC Insight took the user's perspective and looked for innovation, reliability, ease of use, and price-performance.

RADVISION made significant advances in its product line in 2007, including the introduction of SCOPIA V5.5 with support for advanced high definition capabilities and optimized capacity as well as SCOPIA Desktop, resulting in an award-winning portfolio. In describing RADVISION, VC Insight noted, "RADVISION specializes in video conferencing infrastructure products. That is why Cisco OEMs some RADVISION products and why Sony and Aethra dealers offer RADVISION SCOPIA products with their excellent SD and HD endpoints. LifeSize infrastructure products also reflect a tie in with RADVISION. That confirms SCOPIA are the best infrastructure products available."

The SCOPIA Desktop Video Conferencing client was also chosen as one of "The 10 Best New Video Conferencing Endpoints of the Year 2007." RADVISION's SCOPIA Desktop is a software based video conferencing endpoint which offers an extension of the SCOPIA conferencing platform. SCOPIA Desktop extends video conferencing deployments based in meeting-rooms allowing remote users to connect to conferences and fully participate in audio, video, and data collaboration. SCOPIA Desktop is a Web-based plug-in client that can be used by anyone inside or outside the enterprise firewall. As stated by VC Insight, "There is no simpler way to include many sites in distant locations in a conference between two or more room-based systems."

VC Insight also recognized RADVISION's SCOPIA V5.5 conferencing platform as one of "The Two Best New Video Network Infrastructure Products of the Year 2007." The new SCOPIA V5.5 software is a system release with significant enhancements across the product line. It provides a comprehensive and affordable solution for High Definition (HD) multipoint video conferencing, including Continuous Presence and the ability to mix HD and Standard Definition (SD) video conferencing room systems and desktops in the same call without all participants downgrading to their common capabilities.

"RADVISION's innovation and attention to customer needs has captured our attention again, and we have selected them as the Unified Visual Communications Company of the Year 2007 as we did for the Year 2006," said Richard Line, Editor of VC Insight. "We like the high quality HD multipoint experience that the SCOPIA platform provides at an affordable price and the convenient way of connecting a remote or mobile worker to a video meeting."

"RADVISION has made significant advances in its product line in 2007 addressing real customer issues in deploying unified visual communications. We invite all those deploying unified communications solutions to take a serious look at our offerings," said Bob Romano, VP Enterprise Marketing for RADVISION. "We are pleased to be recognized across our solution portfolio by VC Insight."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit http://www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION(R) Ltd.
Tsipi Kagan,
+1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                             Source: RADVISION Ltd.

RADVISION Receives INTERNET TELEPHONY(R) Magazine's 10th Annual Product of the Year Award

Thursday January 31, 9:00 am ET

RADVISION SIP Server Platform Recognized for Outstanding Innovation

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that Technology Marketing Corporation's (TMC(R)) INTERNET TELEPHONY magazine (www.itmag.com) has named RADVISION SIP Server Platform as a recipient of its 2007 Product of the Year Award.

RADVISION SIP Server Platform is a unique software framework for the rapid development of high performance, robust and interoperable SIP applications and services for Next Generation Networks.

"The Internet Telephony distinguished award provides an additional proof that the SIP Server Platform answers the market demand for rapid and flexible development of services" said Avishai Sharlin, General Manager of RADVISION's Technology Business Unit. "Using RADVISION's SIP Server Platform Application and Service Creation Framework developers can develop complex SIP applications in fraction of the time, and maintain their competitive edge by adding new services easily as customer demands grow."

"RADVISION has proven they are committed to quality and excellence while addressing real needs in the marketplace. INTERNET TELEPHONY is pleased to grant a 2007 Product of the Year Award to their SIP Server Platform," said Rich Tehrani, TMC President and Editor-in-Chief of INTERNET TELEPHONY magazine. "We're proud to honor their hard work and accomplishments and look forward to more innovative solutions from RADVISION in the future."

RADVISION SIP Server Platform is part of a comprehensive server solution for the development and testing of SIP Network Equipment and SIP Application Servers. RADVISION also offers custom turn key server solutions.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit http://www.radvision.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the VoIP Authority since 1998(TM). Since the first issue in February of 1998, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. INTERNET TELEPHONY offers rich content from solutions-focused editorial content to reviews on products and services from TMC Labs. INTERNET TELEPHONY magazine has a circulation of 225,000 including pass-along readers. For more information, please visit www.itmag.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION(R) Ltd.
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-212-704-7385 ext. 114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net
or
TMC
Jan Pierret, 203-852-6800, ext. 228
jpierret@tmcnet.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: January 31, 2008